UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of August, 2006

                                Golar LNG Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                        Commission File Number: 000-50113

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F  X            Form 40-F
                              -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes               No  X
                              -----            -----


Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):
                               -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):
                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated August 25, 2006.

                                  Exhibit 99.1
                                     [LOGO]
                               [GRAPHIC OMITTED]
--------------------------------------------------------------------------------

SECOND QUARTER INTERIM REPORT
April - June 2006

Highlights

o Net income of $17.3 million for the quarter and $45.3 million for six months
o    Delivery of latest newbuilding Granosa into time charter with Shell
o    Improved spot market rate outlook for the coming winter period
o    LNG storage and forward sale provides earnings opportunities
o    Completed acquisition of a 19.8% stake in LNG Limited

Results

Golar LNG reports net income of $17.3 million for the second quarter of 2006. This is a significant improvement on the loss of $4.4 million reported for the second quarter of 2005 although down from net income of $27.9 million reported last quarter mainly as a result of lower spot vessel utilisation and reduced contribution from Korea Line.

Operating income for the quarter at $22.3 million has virtually doubled from the same period in 2005 but is down from $28.5 million reported last quarter. The significant improvement from the same period last year has been driven by improved spot charter rates, improved utilisation and the addition of the Grandis to the fleet in January 2006. Although the daily charter rates our vessels earned in the second quarter were reasonably consistent with the first quarter of 2006, utilisation was down particularly as a result of waiting and positioning time between charters for one of the spot traded ships. This has affected average daily time charter equivalents (TCE's) for the fleet, which were $49,700 for the second quarter as compared to $55,100 for the first quarter of 2006 and $41,200 for the second quarter of 2005.

Vessel operating expenses at $10.0 million for the quarter were only marginally increased from the same period last year despite the addition of the Grandis to the fleet. Administrative expenses were $3.8 million, which although consistent with last year were increased from $2.3 million in the first quarter of 2006. The increase is mainly due to an increase in the charge in respect of share options issued during the first half of 2006 of $0.7m.

Net interest expense for the second quarter was $14.1 million, slightly up from $13.8 million for the first quarter of 2006 as a result of a marginal increase in interest rates and the addition of the $120 million Granosa facility upon delivery of the vessel in June 2006.

Other financial items was a gain in the second quarter of $11.7 million as compared to a gain of $9.9 million for the first quarter of 2006 and a loss of $10.1 million for the second quarter of 2005. The main component of other financial items is interest rate swap valuation movements. The continued increase in long-term interest rates has resulted in valuation gains of $9.3 million for the second quarter and $8.5 million for the first quarter of 2006. Long-term rates declined during the second quarter of 2005, which resulted in a valuation loss of $7.8 million. Other financial items for the second quarter of 2006 also includes a realised gain of $2.0 million in respect of a natural gas future trade. In June 2006 the Company entered into a charter, the rate for which was linked to the forward price of natural gas. The transaction was designed to hedge the Company's expected exposure to the movement in this forward price and the gas trade was closed once the charter rate was fixed.

The Company's share of Korea Line's net income for the second quarter is $0.2 million as compared to $5.6 million for the first quarter of 2006. Korea Line's results for the first quarter of 2006 were significantly boosted by income received as a result of the early termination of three charters and would be comparable to the second quarter were it not for this additional income. The Company has determined that it should equity account for its investment in Liquefied Natural Gas Limited ("LNG Ltd"). As a result equity in net earnings of associates for the quarter also includes a loss of $0.1 million in respect of our share of LNG Ltd's loss for the quarter.

Corporate and Other Matters

The Company completed its investment in LNG Ltd having received LNG Ltd's shareholder approval for the second tranche of shares at a cost of $8.6 million. This makes Golar the largest shareholder in LNGL with a 19.7% shareholding. Golar have signed a collaboration agreement with LNGL, which provides a framework for joint project development and the Board is pleased with the progress that is being made with LNGL's project portfolio, particularly the new Padang LNG project planned to be built in Central Sulawesi, Indonesia.

The Company took delivery of the Granosa on June 16, 2006 and she immediately joined the Gracilis and the Grandis on charter to Shell.

The Company's relationship with Shell has been extended to include a time charter for the Golar Winter for the coming months. This is a particularly innovative commercial agreement in which the charter rate is linked to future gas prices. The LNG cargo will be sold at a price that makes storing the LNG onboard the vessel for delivery at a later date economically attractive.

During the last few years the Company has spent a considerable amount of time developing LNG infrastructure projects. This has been done in order to increase the expected return from the Company's assets and the project portfolio is currently developing in a positive direction.

The Livorno FSRU project, the longest running project, is progressing well. All necessary regulatory and government permits have now been received. Golar is currently having ongoing discussions with the terminal company (OLT-O) shareholders, which include Endesa and Amga about the future operational structure of the project. Agreement on the final shareholding of OLT-O is expected during the third quarter 2006 with project FID expected by year-end. The Livorno terminal may well be the first new LNG terminal in operation in Italy.

The FSRU conversion project at Keppel Shipyard is progressing well with the procurement of long lead-time items such as loading arms, process equipment and mooring turret substantially completed. Due to the increased demand in both the offshore and cryogenic industries the lead times for this particular equipment is now around 12 months and therefore the entry of the vessel into the shipyard for conversion will not be until mid 2007.

The Floating Power Generation Plant (FPGP) project in Cyprus is progressing again after a short delay incurred whilst waiting for a new Natural Gas Market Regulation Law to come into force. The law was passed by the relevant authorities in July 2006 and in addition to our initial application for a license to construct and to operate a FPGP, Golar has applied for a license to construct and operate LNG facilities for the use of natural gas. Furthermore a hearing at the Cyprus Environmental Service has been scheduled for October 2006 to review the Environmental Impact Assessment Study submitted by Golar in relation to the FPGP.

The Company drew down on a $120 million bank loan facility in connection with the delivery of the Granosa on June 16, 2006. As at June 30, 2006 the Company had total outstanding debt and net capital lease obligations of $1,107 million of which $485 million accrued interest at a floating rate and $622 million, or 56%, accrued interest at a fixed rate.

Market

The second quarter was not able to sustain quite the high level of activity and market rates of the first quarter. Spot rates fell to the low $50,000's per day early in the period before recovering to above $60,000 by the end. The market was dominated by the irregularity of available cargoes. The number of `unallocated' ships did not rise materially during the quarter, as most of the new buildings have been absorbed into the Oil Majors trading structures or into new projects. The price for LNG in the Far East finally came down during the period but the continuing relative price weakness in the US meant that available tonnage continued to be fixed to the Far East, with very little going to the US. As the period progressed storage throughout Europe, principally Spain, neared capacity and by the end of the period relative pricing now means that the US is once again a destination for LNG cargoes. The resulting relatively shorter trade routes have had a limiting effect on demand for shipping.

From Golar's point of view the improved utilisation of the fleet continued, albeit not as good as the first quarter of 2006. Gracilis and Granosa both delivered to Shell in the second quarter under arrangements previously announced and there was some associated `off hire' for these ships during positioning periods.

Project slippage has eased any apparent pressure on the Shipyards as berths assigned for projects in Qatar, Russia, and Nigeria have become free. However so far the yards have been able to maintain prices and a standard 155,000-m3 vessel is still priced at $215-220 million.

Escalating LNG project construction costs and project complexities are slowing the rate of development of the industry. Raw material price increases ranging from 25% to 100% have been experienced in several liquefaction projects and many US and Canadian import projects are also suffering higher EPC costs than previously anticipated.

A further 11.5 MTPA (million tonnes per annum) is scheduled for commissioning in 2007, however there is an estimated decline in output from Arun and now Bontang amounting to nearly 3.5 MTPA.

Currently there are 201 existing LNG carriers above 70,000 m(3) with around 143 more on order.

An interesting trend in the LNG market over recent years has been the differential in the price of LNG between the different geographical markets and the strong seasonal difference between spot and forward gas prices. These two factors create an interesting environment for trading and also the use of ships as floating storage. Golar is looking to capitalise on the opportunities that these market trends create and has already benefited from net income in the second quarter linked to this type of activity.

Outlook

The LNG shipping market is currently well balanced. Delays in the construction and commissioning of new LNG capacity may influence this balance negatively whilst geographical market price differentials, general seasonality and technical inefficiencies may well have a positive impact. It is likely therefore that the 'spot' market will remain volatile for some time yet.

The Board expects that earnings in the third quarter from the Company's spot vessels and those under charter to Shell will show some improvement as the winter season approaches. Some improvement in rates is anticipated but these and levels of utilisation will remain highly sensitive to the development in global gas prices and the price differences between the various markets for LNG as these impact on the requirement for shipping. One of our vessels on long-term contract commenced dry-docking during the later part of June and a second vessel entered dry-dock in August, which will result in reduced earnings for these vessels during the third quarter.

The Board remains of the opinion that several of the Company's projects currently under development continue to have promising prospects. In particular the Livorno FSRU conversion project is now entering a critical phase ahead of taking financial close later this year. In addition to the existing portfolio of regasification projects the Board is looking to develop new project ideas with the focus on LNG liquefaction projects and LNG trading where the profitability is expected to be higher due to the current shortage of supply and volatility in the market.

The Board feels that overall progress has been made and is increasingly optimistic about the future. The ships on fixed time charter, together with the ships on charter to Shell form a solid basis for the Company, while the development of new projects and open tonnage has good potential to create upside for shareholders

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers; actions taken by regulatory authorities that may prohibit the access of LNG carriers to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or
regulatory   standards  that  could  affect  our   anticipated   dry-docking  or
maintenance and repair costs; failure of shipyards to comply with delivery schedules on a timely bases and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.

August 25, 2006
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Tor Olav Troim - +44 7734 976 575
Golar Management (UK) Ltd - +44 207 517 8600:
 Gary Smith: Chief Executive Officer
 Charlie Peile: Executive Vice President, Head of Commercial
 Graham Robjohns: Chief Financial Officer

            GOLAR LNG LIMITED SECOND QUARTER 2006 REPORT (UNAUDITED)

--------------------------------------------- ------------- -------------- -------------- ---------------- -------------
INCOME STATEMENT                                  2006          2005           2006            2005            2005
(in thousands of $)                            Apr - June    Apr - June      Jan- June       Jan- June      Jan - Dec
                                               unaudited      unaudited      unaudited       unaudited       audited
--------------------------------------------- ------------- -------------- -------------- ---------------- -------------
Operating revenues                                  53,682         38,907        111,022           83,103       171,042
Vessel operating expenses                            9,972          9,645         20,363           19,217        37,215
Voyage expenses                                      3,918          1,402          6,692            2,446         4,594
Administrative expenses                              3,805          3,452          6,119            6,637        13,563
Depreciation and amortisation                       13,669         12,821         26,990           24,956        50,991
Total operating expenses                            31,364         27,320         60,164           53,256       106,363
Operating income                                    22,318         11,587         50,858           29,847        64,679
Interest income                                      9,941          9,479         19,054           18,189        35,653
Interest expense                                   (24,016)       (20,913)       (46,961)         (40,346)      (82,479)
Other financial items                               11,732        (10,107)        21,650           (7,510)        7,507
Income/(loss) before taxes and minority             19,975        (9,954)         44,601              180        25,360
   interest
Minority interest                                   (2,501)        (1,504)        (4,551)          (3,783)       (8,505)
Taxes                                                 (215)          (295)          (406)            (420)         (818)
Equity in net earnings of investee                      84          7,403          5,644           16,994        18,492
Net income/(loss)                                   17,343         (4,350)        45,288           12,971        34,529

Basic earnings/(loss) per share ($)                  $0.26         ($0.07)         $0.69            $0.20         $0.53
--------------------------------------------- ------------- -------------- -------------- ---------------- -------------


--------------------------------------------------------------------------- ------------- ---------------- -------------
BALANCE SHEET                                                                   2006           2005            2005
(in thousands of $)                                                           June 30         June 30         Dec 31
                                                                             unaudited       unaudited       audited
--------------------------------------------------------------------------- ------------- ---------------- -------------
ASSETS
Short term
Cash and cash equivalents                                                         65,532           87,794        62,227
Restricted cash and short-term investments                                        47,546           41,131        49,448
Other current assets                                                              20,427           14,467        17,898
Amounts due from related parties                                                   2,271              432            17
Long term
Restricted cash                                                                  729,807          718,127       696,308
Equity in net assets of non-consolidated associate                                78,941           65,601        65,950
Newbuildings                                                                      32,381          108,002       111,565
Vessels and equipment, net                                                     1,487,495        1,238,044     1,209,044
Other long term assets                                                            41,103           11,116        18,238
Total assets                                                                   2,505,503        2,284,714     2,230,695

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long-term debt                                                 73,048           65,759        67,564
Current portion of capital lease obligations                                       4,962            2,466         2,466
Other current liabilities                                                         43,563           56,391        53,077
Amounts due to related parties                                                        71              435           886
Long term
Long term debt                                                                   839,606          792,654       758,183
Long term capital lease obligations                                              947,949          836,264       801,500
Other long term liabilities                                                       83,703           84,326        84,878
Minority interest                                                                 32,138           30,065        27,587
Stockholders' equity                                                             480,463          416,354       434,554
Total liabilities and stockholders' equity                                     2,505,503        2,284,714     2,230,695
--------------------------------------------------------------------------- ------------- ---------------- -------------


-------------------------------------------- ---------------- ------------- ------------- ---------------- -------------
STATEMENT OF CASH FLOWS                           2006            2005          2006           2005            2005
(in thousands of $)                            Apr - June      Apr - June    Jan - June     Jan - June      Jan - Dec
                                                unaudited      unaudited     unaudited       unaudited       audited
-------------------------------------------- ---------------- ------------- ------------- ---------------- -------------
OPERATING ACTIVITIES
Net income/(loss)                                     17,343        (4,350)       45,288           12,971        34,529
Adjustments to reconcile net income to net
   cash provided by operating activities:
Depreciation and amortisation                         13,669        12,821        26,990           24,956        50,991
Amortisation of deferred charges                         383           323           741            2,349         3,035
Income attributable to minority interests              2,501         1,504         4,551            3,783         8,505
Undistributed net earnings of                          1,095        (5,856)       (4,465)         (15,447)      (16,948)
   non-consolidated investee
Drydocking expenditure                                  (349)         (508)         (650)          (9,383)       (9,373)
Stock-based compensation                               1,029             -         1,349                -             -
Change in market value of equity, interest           (15,824)       15,950       (28,091)          14,746         4,605
   rate and currency derivatives
Interest element included in capital lease             1,302         1,527         3,266            3,731         7,351
   obligations
Unrealised foreign exchange loss/(gain)                5,594        (5,605)        7,351           (9,303)      (15,709)
Change in operating assets and liabilities            (7,938)       (4,261)       (1,633)           3,773         4,040
Net cash provided by operating activities             18,805        11,545        54,697           32,176        71,026

INVESTING ACTIVITIES
Additions to newbuildings                           (119,052)      (31,013)     (223,574)        (136,465)     (140,028)
Additions to vessels and equipment                    (8,183)       (1,916)       (9,193)          (3,504)       (5,700)
Long-term restricted cash                              1,122       (46,586)        1,144          (47,839)      (56,953)
Purchase of unlisted investments                           -             -          (500)          (3,000)       (3,000)
Purchase of marketable securities                    (10,386)            -       (10,386)                -             -
Proceeds from disposal of marketable                   2,248             -         2,248                -             -
   securities
Short-term restricted cash and investments            (2,363)        5,815         1,902              822        (7,495)
Net cash used in investing activities               (136,614)      (73,700)     (238,359)        (189,986)     (213,176)

FINANCING ACTIVITIES
Proceeds from long-term debt                         120,000             -       120,000          420,000       420,000
Proceeds from long-term capital lease                      -        44,800       102,983           44,800        44,800
   obligation
Repayments of long-term capital lease                 (1,098)         (544)       (1,556)          (1,961)       (3,004)
   obligation
Repayments of long-term debt                         (21,066)       (9,763)      (33,094)        (264,540)     (297,206)
Financing costs paid                                  (1,353)         (916)       (1,366)          (3,626)       (3,944)
Dividends paid to minority shareholders                    -             -             -                -        (7,200)
Payments to repurchase equity                              -             -             -             (667)         (667)
Net cash provided by financing activities             96,483        33,577       186,967          194,006       152,779

Net (decrease)/increase in cash and cash             (21,326)      (28,578)        3,305           36,196        10,629
   equivalents
Cash and cash equivalents at beginning of             86,858       116,372        62,227           51,598        51,598
   period
Cash and cash equivalents at end of period            65,532        87,794        65,532           87,794        62,227
-------------------------------------------- ---------------- ------------- ------------- ---------------- -------------

Notes

1. The financial information included in this interim report has been derived from information prepared by the Company in accordance with accounting principles generally accepted in the United States of America.

2. The number of shares outstanding as of June 30, 2006 was 65,562,000 (March 31, 2006: 65,562,000). The weighted average number of shares outstanding for the second quarter and first half of 2006 was 65,562,000 and was 65,567,616 for the twelve months ended December 31, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             GOLAR LNG LIMITED
                                             (Registrant)

                                             By /s/ Graham Robjohns
                                               ----------------------
                                             Graham Robjohns
                                             Chief Financial Officer

                                             Dated: December 11, 2006


SK 03849 0004 729844